Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

On October 28, 2021, Quoin Pharmaceuticals, Ltd. (the “Company” or “Quoin Ltd.”), formerly known as Cellect Biotechnology Ltd. (“Cellect”), completed the business combination with Quoin Pharmaceuticals, Inc., a Delaware corporation (“Quoin”), in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of March 24, 2021 (the “Merger Agreement”), by and among the Company, Quoin and CellMSC, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub merged with and into Quoin, with Quoin surviving as a wholly-owned subsidiary of the Company (the “Merger”). Immediately after completion of the Merger, the Company changed its name to “Quoin Pharmaceuticals, Ltd.” and began trading on the Nasdaq Capital Market under the symbol “QNRX” on October 29, 2021.

Pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), including Regulation S-X, set forth below is the pro forma financial position and results of operations of the combined companies based upon the historical data of Cellect and Quoin (collectively the “Companies” or the “Combined Company”) and after giving effect to the pro forma events as follows:

(i)  the merger of Cellect and Quoin, accounted for as a reverse recapitalization in which Quoin is the accounting acquirer;

(ii)  The Share Transfer Agreement, pursuant to which Cellect transferred the shares of its subsidiary, Cellect Biotherapeutics Ltd, the operating entity to EnCellX Inc., a newly formed U.S. privately held company based in San Diego, CA with no affiliation to Quoin or Quoin Ltd. (“EnCellX”). There is no cash received by Quoin or Quoin Ltd. in this transaction, however, the then shareholders of Cellect received a Contingent Value Rights Agreement (“CVR”) described in more detail below.

(iii) The bridge notes (“Bridge Notes”) issued in 2020 of approximately $1.2 million were converted into shares of common stock.

(iv)  The investment by Altium Growth Fund LP (“Altium” or the “Investor”) of $17,000,000 (“Primary Financing”) to purchase common stock pursuant to the Securities Purchase Agreement, inclusive of the $5,000,000 of debt (“Bridge Financing”) pursuant to the bridge loan proceeds previously received from Altium.

Those events took place concurrently on October 28, 2021 (“Merger Date”). In this pro forma financial information, it was assumed that the Merger of Cellect with Quoin occurs briefly before the Share Transfer Agreement due to the fact that Quoin, as the accounting acquirer, took upon itself, as part of the merger agreement, to pass through the CVR proceeds to the former shareholders of Cellect.

At the conclusion of all events described above, Quoin's operations will remain the only operation in the Combined Company with the additional capital raise from Altium of $17,000,000, including the proceeds from the previously issued Bridge Notes converted into shares of the Combined Company. The net cash received from this transaction at the Merger Date was approximately $11.7 million. Because Quoin will be treated as the acquirer under the reverse recapitalization, Quoin’s and Cellect’s assets and liabilities will be recorded at their pre-combination carrying amounts in the unaudited pro forma condensed combined financial information.

The unaudited pro forma combined balance sheet as of June 30, 2021 assumes that the pro forma events occurred on June 30, 2021. The unaudited pro forma combined statement of operations for the six months ended June 30, 2021 presents pro forma effect to the pro forma events as if they had been completed on January 1, 2021. The unaudited pro forma combined statement of operations for the year ended December 31, 2020 presents pro forma effect to the pro forma events as if they had been completed on January 1, 2020.

Description of the Transaction

Completion of Merger

Under the terms of the Merger Agreement, Cellect issued American Depository Shares (“ADS’s”) to the holders of common stock of Quoin. Immediately after the Merger, there were approximately 8,386,627 ADS’s issued and outstanding which include 64,784 (subject to adjustment – see below) ADS’s from the conversion of the Convertible Promissory Notes (“2020 Notes”), 3,003,652 for the Quoin shareholders, 1,041,939 for the Cellect shareholders immediately prior to the Merger, and an aggregate of 4,276,252 for the Investor, consisting of 1,069,063 initial purchased shares and 3,207,189 held in an escrow account for the Investor subject to price resets, which were released and delivered in the 4th quarter of 2021. The Company has not yet issued ADS’s and warrants to holders of the 2020 Notes for the accrued interest portion of amounts due.

The holders of common stock of Quoin (including shares delivered to the Investor and the escrow account for the Investor) owned, in the aggregate, approximately 88% of the ADS’s, with Cellect’s stockholders owning approximately 12%. The number of ADS’s issued to the holders of Quoin common stock outstanding immediately prior to the Merger was calculated using an exchange ratio (the “Exchange Ratio”) of approximately 12.0146 ADS’s for each share of Quoin common stock.

In addition, Quoin Ltd. issued to the Investor warrants to purchase 1,238,429 ADS’s (the “Exchange Warrants”) at an exercise price of $3.98 per ADS, in exchange of Warrants issued by Quoin to the Investor in connection with the Bridge Financing. The Exchange Warrants and ordinary shares underlying the Exchange Warrants were registered with the SEC on the Registration Statement on Form F-4.

Pursuant to the terms of the 2020 Notes, the Company is obligated to exchange the existing warrants for warrants on the same terms as the Investor Series A Warrants, exercisable for 300,485 ADS’s at an initial exercise price of $3.98 per ADS, subject to adjustment (the “Noteholder Warrants”).

Private Placement Transaction (Primary Financing)

On October 28, 2021, the private placement transaction with the Investor for an aggregate purchase price of approximately $17.0 million (comprised of (x) conversion of approximately $5 million principal amount of Bridge Notes, and (y) approximately $11.5 million in cash from the Investor, net of Bridge Note accrued interest and expenses) was closed.

In addition, Quoin Ltd. will issue to the Investor, on the 136th day following the consummation of the Merger (i) 4,276,252 Series A Warrants to purchase ADS’s (the “Series A Warrants”) (ii) 4,276,252 Series B Warrants to purchase ADS’s (the “Series B Warrants”), (iii) 2,389,670 Series C Warrants to purchase ADS’s (“Series C Warrants”) and (iv) upon exercise of the Series C Warrants, Quoin Ltd. will issue to the Investor an additional 2,389,670 Series A Warrants and an additional 2,389,670 Series B Warrants (Series A Warrants, Series B Warrants and Series C Warrants collectively, the “Investor Warrants”).

Share Transfer Agreement

Concurrently with the Merger, Cellect completed the sale of its subsidiary, Cellect Biotherapeutics Ltd., to EnCellX, Inc. (the “Share Transfer”) and entered into a Contingent Value Rights Agreement dated as of October 28, 2021 (the “CVR Agreement”).

Upon the closings of the Merger and Share Transfer, the holders of Cellect’s ordinary shares immediately prior to the Merger, including the Depositary for the Company’s ADS, became entitled to one CVR for each ordinary share outstanding. On November 5, 2021, pursuant to the Deposit Agreement governing the ADS, the Depositary distributed the CVRs pro rata to the holders of record of the ADS as of the close of business on October 27, 2021.

Holders of CVRs have the right to receive their pro-rata share of the following payments which may be due from EnCellX to the Company, all as further outlined in the Share Transfer Agreement: (i) during the Payment Period (as such term is defined in the Share Transfer Agreement), an amount equal to 3.5% of all Net Sales of Products (as defined in the Share Transfer Agreement); (ii) a milestone payment of $6,000,000 upon attainment of the first regulatory approval for the commercial manufacture, marketing and sale of the Product in the United States; (iii) a milestone payment of $6,000,000 upon receipt of the first regulatory approval for the commercial manufacture, marketing and sale of the Product in the European Union; (iv) during the Payment Period, 20% of all License Revenues (as defined in the Share Transfer Agreement) in excess of $10,000,000, subject to a cap of $16,000,000 in the aggregate and reduction by the amount of any milestone payment(s) previously paid; and (v) an exit fee of 33% of the consideration to be paid to Dr. Yarkoni and Mr. Mohanty in connection with an Exit Transaction (as defined in the Share Transfer Agreement), in the event an Exit Transaction occurs before February 28, 2023 (the “Share Transfer Consideration”). There is no assurance that any of the Share Transfer Consideration will be paid. The Company will not receive benefit from the Share Transfer Consideration as any payments received from EnCellX will be passed onto the holders of CVRs. The Company’s liability under the CVRs only accrues if and when it has received, and will not exceed, payments of Share Transfer Consideration made by EnCellX.

Accounting for as a Reverse Recapitalization

It has been determined that Quoin will be the accounting acquirer based on evaluation of the following facts and circumstances:

•	Quoin's existing shareholders will own 88% of ordinary shares in the Combined Company;
•	Quoin's directors will represent the all of the board of directors of the combined company following the consummation of the Merger;
•	Quoin’s senior management will be the senior management of the Combined Company following the consummation of the Merger.

In accordance with the guidance under accounting principles generally accepted in the United States (“US GAAP”), this transaction is accounted for as a reverse recapitalization involving only the exchange of equity. Accordingly, the pro forma information presents the Quoin financial statements at their historical cost.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to transaction accounting adjustments required under US GAAP. The adjustments presented on the unaudited pro forma combined financial information have been identified and presented to provide an understanding of the combined company upon consummation of the reverse merger.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. Cellect and Quoin have not had any historical relationship prior to the Merger. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma combined financial information has been prepared to illustrate the effect of the pro forma events and has been prepared for informational purposes only.

The unaudited pro forma combined balance sheet as of June 30, 2021, assumes that the pro forma events occurred on June 30, 2021. The unaudited pro forma combined statement of operations for the six months ended June 30, 2021 presents pro forma effect to the pro forma events as if they had been completed on January 1, 2021. The unaudited pro forma combined statement of operations for the year ended December 31, 2020 presents pro forma effect to the pro forma events as if they had been completed on January 1, 2020.

The unaudited pro forma combined balance sheet as of June 30, 2021 and unaudited statement of operations for the six months then ended has been prepared using, and should be read in conjunction with, the following:

(i)	Cellect’s unaudited consolidated balance sheet as of June 30, 2021 and the unaudited consolidated statements of income (loss) for the six months ended June 30, 2021 and the related notes previously furnished in a Form 6-K on August 24, 2021, and
(ii)	Quoin’s unaudited balance sheet as of June 30, 2021 and the unaudited statements of income (loss) for the six months ended June 30, 2021 and the related notes previously furnished in a Form 6-K on November 23, 2021.

The unaudited statement of operations for the year ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

(i)	Cellect’s audited consolidated statements of income (loss) for the year ended December 31, 2020 and the related notes previously furnished in a Form 20-F on March 29, 2021, and
(ii)	Quoin’s audited statements of income (loss) for the year ended December 31, 2020 and the related notes previously furnished in a Form F-4/A filed with the SEC on August 10, 2021.

Management has made estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Transactions and should be reported as Management adjustments.

USD $000, except share information	Historical Cellect	Historical Quoin	Sale of Cellect business to EnCellX	Primary Securities Purchase	Conversion of Bridge loans to shares	Costs to complete Merger and Financing	Equity Reclassification Upon Merger	Pro forma Balances June 30, 2021
	A	B	C	D	E	F	G
Assets
Cash	$2,673	$1,721	$(2,673)	$11,751				$13,472
Other current assets	350	48	(350)					48
Deferred offering costs		253		(253)				-
ROU asset	153		(153)					-
Intangible assets, net		861						861
Other long term assets	114	50	(114)					50
Property and equipment, net	322		(322)					-

Total assets	$3,612	$2,933	$(3,612)	$11,498	$-	$-	$-	$14,431

Liabilities
Accounts payable	$150	$404	$(150)					$404
Accrued liabilities	742	1,306	(742)			555		1,861
Lease liabilities	174		(174)					-
Accrued interest		315		(147)				168
Warrant liability	791	4,670	(791)	(3,783)				887
Due to officers		4,874						4,874
Bridge note payable		5,000		(5,000)				-
Convertible Notes payable		1,213			(1,213)			-
Total liabilities	1,857	17,782	(1,857)	(8,930)	(1,213)	555	-	8,194

Stockholder's Equity (Deficit)
Common stock	-							-
Additional paid in Capital	44,151			20,428	1,213	(55)	(44,151)	21,586
Treasury stock	(2,891)						2,891	-
Accumulated deficit	(39,505)	(14,849)	(1,755)			(500)	41,260	(15,349)

Total stockholder's equity (deficit)	1,755	(14,849)	(1,755)	20,428	1,213	(555)	-	6,237
Total liabilities and stockholder's equity (deficit)	$3,612	$2,933	$(3,612)	$11,498	$-	$-	$-	$14,431

See accompanying notes to the unaudited pro forma condensed combined financial statements

Pro Forma Adjustments to the Unaudited Combined Balance Sheet

(A)       Information is presented in US$ even though Cellect presentation and functional currency is the NIS, since presentation in US$ is deemed more informative and will be the functional and presentation currency of the accounting acquirer after the consummation of the merger. Amounts related to Cellect were derived from the convenience translation appearing in the unaudited consolidated balance sheet of Cellect as of June 30, 2021. Although Cellect’s financial statements are in accordance with IFRS no significant differences were identified between IFRS and U.S generally accepted accounting principles ("US GAAP").

(B)       Derived from the unaudited balance sheet of Quoin as of June 30, 2021.

(C)       To reflect the transfer of the existing business of Cellect to EnCellX concurrently with the Merger. In connection with the Share Transfer Agreement, Cellect entered into the CVR Agreement, pursuant to which the holders of the Cellect's ADSs concurrently with the Merger received, through their ownership of CVRs, their pro-rata shares of the net Share Transfer Consideration, making such holders of CVRs the indirect beneficiaries of the net payments under the Share Transfer Agreement. There is no cash received by Quoin in connection with the CVRs’ , and the Quoin has no net payment obligation under the CVR’s.

(D)       To reflect the shares and warrants that were issued to Altium as part of the primary financing agreements that were detailed above whereby the Securities Purchase Agreement (“SPA”) gross amount of $17,000,000, inclusive of the $5,000,000 bridge loan previously received. The above increase in cash of $11,751,000 is net of certain expenses and the payment of accrued interest on the bridge loans. The warrants which will be issued to Altium as part of the SPA will be classified as an equity instrument. Further, the classification of the Exchange Warrants issued to Altium as part of the Merger transaction will be classified as an equity instrument, as the previously issued warrants were classified as a liability instrument.

(E)       To reflect the shares that were issued to the 2020 convertible note holders of Quoin upon conversion of the notes to shares of common stock. The Company did not convert the accrued interest into shares of common stock nor has the Company issued the Noteholder Warrants at the time of the Merger, therefore the accrued interest and warrant liability related to these instruments remains on the pro forma balance sheet at June 30, 2021.

(F)       To reflect the estimated additional costs to complete the transaction estimated at $500,000 for Merger related costs and $55,000 for financing related costs.

(G)       To reflect the reclassification of stockholder’s equity for the recapitalization of the combined company. The accumulated deficit of the historical Quoin entity at June 30, 2021 of $14,849,000 was increased by $500,000 for the expected costs to complete the Merger, such that the pro forma balance at June 30, 2021 was calculated to be $15,349,000.

The historical Quoin entity had permanent equity at June 30, 2021 of $100. The pro forma additional paid in capital includes approximately $17,000,000 pursuant to the SPA, $3,800,000 from the reclassification of warrant liabilities to equity classification, $1,200,000 from the conversion of bridge notes to shares of common stock, offset by expenses of $400,000, such that the pro forma balance at June 30, 2021 was calculated to be $21,586,000.

Unaudited Pro Forma Condensed Combined Statement of Operations—Six Months Ended June 30, 2021

					Pro forma
USD $000, except share information			Sale of	Non-recurring	Balances
	Historical	Historical	Cellect business	Merger related	6 months ended
	Cellect	Quoin	to EnCellX	Costs	June 30, 2021
	H	I	J	K
Expenses:
Research and development	$831	$296	$(831)		$296
General and administrative	1,830	1,482	(1,830)	(500)	982

Operating loss	2,661	1,778	(2,661)	(500)	1,278

Financial expenses	430	6,463	(430)		$6,463

Financial income	(71)		71		$-

Net loss	$3,020	$8,241	$(3,020)	$(500)	$7,741

Loss per share:
Weighted average shares outstanding	1,041,939	1,000,000			8,386,627

Net loss per share	$2.90	$8.24			$0.92

See accompanying notes to the unaudited pro forma condensed combined financial statements.

Unaudited Pro Forma Condensed Combined Statement of Operations—Year Ended December 31, 2020

					Pro forma
USD $000, except share information			Sale of	Non-recurring	Balances
	Historical	Historical	Cellect business	Merger related	Year ended
	Cellect	Quoin	to EnCellX	Costs	December 31, 2020
	L	M	N	O
Expenses:
Research and development	$1,830	$140	$(1,830)		$140
General and administrative	2,523	1,530	(2,523)	50	1,480

Operating loss	4,353	1,670	(4,353)	(50)	1,620

Financial expenses	1,270	425	(1,270)		$425

Financial income	-		-		$-

Net loss	$5,623	$2,095	$(5,623)	$(50)	$2,045

Loss per share:
Weighted average shares outstanding	368,078,786	1,000,000			8,386,627

Net loss per share	$0.02	$2.10			$0.24

Pro Forma Adjustments to the Unaudited Combined Statements of Operations

(H)       Derived from the unaudited consolidated statement of comprehensive loss of Cellect for the six months ended June 30, 2021. Although Cellect’s financial statements are in accordance with IFRS, no significant differences were identified between IFRS and US GAAP as it relates to the financial statements of Cellect.

(I)       Derived from the unaudited consolidated statement of operations of Quoin for the six months ended June 30, 2021.

(J)       To reflect the transfer of the existing business of Cellect to EnCellX concurrently with the Merger. No proceeds were received by the Company in such transaction

(K)      To reflect the estimated non-recurring Merger related expenses of Quoin included in the historical financial statements.

(L)       Derived from the audited consolidated statement of comprehensive loss of Cellect for the year ended December 31, 2020. Although Cellect’s financial statements are in accordance with IFRS, no significant differences were identified between IFRS and US GAAP as it relates to the financial statements of Cellect.

(M)       Derived from the audited consolidated statement of operations of Quoin for the year ended December 31, 2020.

(N)       To reflect the transfer of the existing business of Cellect to EnCellX concurrently with the Merger. No proceeds were received by the Company in such transaction.

(O)      To reflect the estimated non-recurring Merger related expenses of Quoin included in the historical financial statements.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

(A) Equity instruments

As part of the Merger transaction and conversion of notes payable to ordinary shares, the Company has requirements to issue warrants as follows:

		warrant
Issuable to	Type of instruments	ADS's	exercise price	issuance date

Altium, pursuant to SPA	Series A	4,276,252	3.98	Mar-22
Altium, pursuant to SPA	Series B	4,276,252	3.98	Mar-22
Altium, pursuant to SPA	Series C	2,389,670	3.98	Mar-22

Altium convertible note holders	Exchange Warrants	1,238,429	3.98	Oct-21

Convertible note holders	Noteholder Warrants	300,485	3.98	Mar-22

		12,481,088

Subject to the satisfaction of certain conditions, the Company has the right to require mandatory cash exercise by Altium of all or any portion of the Series C Warrants. Upon the exercise of the Series C Warrant in full, Altium will be granted an additional Series A Warrant to purchase 2,389,670 ADSs and an additional Series B Warrant to purchase 2,389,670 ADSs.

The Company also assumed stock options to purchase approximately 70,000 ADS’s from former Cellect option holders. Such options were substantially fully vested at the date, and would not be material to the pro forma financial information.

The Company may issue additional warrants upon settlement of the accrued interest payable to the Convertible note holders.

(B) Weighted average shares outstanding

As part of the Merger transaction and conversion of notes payable to ADS’s, the Company would have issued shares as follows:

Issued to	ADS's issued

Outstanding at Merger date - held by former Cellect shareholders	1,041,939

Convertible note holders	64,784

Altium, pursuant to Primary Financing	1,069,063

Altium, escrow shares pursuant to Primary Financing	3,207,189

Quoin shareholders	3,003,652

Pro forma shares outstanding, post Merger	8,386,627

For purposes of the pro forma weighted average shares outstanding, these shares are considered outstanding at the beginning of each period presented.